Exhibit 99.1

Diablo® III Welcomes Chinese Heroes to Sanctuary

Blizzard Entertainment and NetEase, Inc. to bring critically acclaimed action role-playing game to mainland China

(SHANGHAI — July 14, 2014) – Blizzard Entertainment, Inc. and NetEase, Inc. today jointly announced an agreement to license Blizzard Entertainment’s award-winning action role-playing game Diablo® III to a NetEase, Inc. affiliate in mainland China. This is the fifth Blizzard game series that the two companies are bringing to mainland China, following StarCraft® II, World of Warcraft®, Hearthstone™: Heroes of Warcraft™, and Heroes of the Storm™.

Diablo III continues the epic Diablo storyline, with players going on a heroic journey to save the world of Sanctuary from the corrupting forces of the Burning Hells. As players adventure through rich and varied settings, they’ll engage in pulse-pounding combat with hordes of monsters and challenging bosses, grow in experience and ability, and acquire artifacts of incredible power.

“We’re excited to be able to welcome the many passionate gamers in mainland China to Sanctuary,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “We appreciate all the support Chinese gamers have shown us over the years and hope they have a great time playing Diablo III.”

“We’re very excited that with our effort, all five of Blizzard Entertainment’s game series will be delivered to Chinese players,” said William Ding, CEO and founder of NetEase, Inc. “We’ll continue to work closely with Blizzard to prepare for a smooth Diablo III launch in China so that local gamers can start playing this epic adventure as soon as possible.”

Diablo III became the fastest-selling PC game of all time globally when it was first released in 2012, selling through more than 3.5 million copies as of its first 24 hours of availability and growing to more than 6.3 million copies as of its first week.* Since then, the game has gone on to sell through more than 15 million copies across all platforms.* With Chinese players on the verge of storming through Sanctuary, the forces of evil are in store for a whole new round of retribution.

More details about the Diablo III launch in China, such as pricing and platform specifics, will be announced at a later date.

*Based on internal company records and reports from key distribution partners.

About Blizzard Entertainment

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® franchises, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes seventeen #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net, is one of the largest in the world, with millions of active players.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services, mobile applications and games and web portals. In partnership with Blizzard Entertainment, NetEase operates some of the most popular international online games in China, including World of Warcraft®, Hearthstone™: Heroes of Warcraft™, and StarCraft® II.

Cautionary Note Regarding Forward-looking Statements

Information in this press release that involves Blizzard Entertainment’s and NetEase’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Blizzard Entertainment and NetEase generally use words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to identify forward-looking statements. Factors that could cause Blizzard Entertainment’s and/or NetEase’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles generally, the popularity of Diablo III among Chinese players and the effect of future expansion sets on the game, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, the risk that Shanghai EaseNet will not be able to operate Diablo III, Heroes of the Storm, StarCraft II, World of Warcraft, Hearthstone: Heroes of Warcraft or other games licensed by it from Blizzard Entertainment for a period of time or permanently due to possible governmental actions, the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties, the risk that changes in Chinese government regulation of the online game market may limit future growth of Blizzard’s or NetEase’s revenue in China or cause revenue to decline; industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences, including interest in specific genres such as real-time strategy, action—role-playing and massively multiplayer online games, protection of proprietary rights, litigation against Blizzard Entertainment and/or NetEase, maintenance of relationships with key personnel, customers, licensees, licensors, vendors and third-party developers, including the ability to attract, retain and develop key personnel and developers who can create high quality “hit” titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, and the identification of suitable future acquisition opportunities, and the other factors identified in the risk factors section of Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and of NetEase’s most recent annual report on Form 20-F and other filings and submissions with the U.S. Securities and Exchange Commission.

The forward-looking statements in this release are based upon information available to Blizzard Entertainment, Activision Blizzard and NetEase, as the case may be, as of the date of this release, and none of such parties assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment, Activision Blizzard or NetEase and are subject to risks, uncertainties and other factors, some of which are beyond their respective control and may cause actual results to differ materially from current expectations.

For further information contact:

Rob Hilburger

Vice President, Global Communications

Blizzard Entertainment

(+1) 949-242-8404

rhilburger@blizzard.com

Roger Sun

Public Relations Director

Blizzard China

(+86) 21-3133 0700

rsun@blizzard.com

Cassia Curran

NetEase, Inc.

(+86) 571-8985-2076

cassia@corp.netease.com

Brandi Piacente

NetEase Investor Relations

(+1) 212-481-2050

brandi@corp.netease.com